December 9, 2014

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Notice of Disclosure Filed in our Quarterly Report on Form 10-Q Under Section 219 of the
Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

This filing is to provide notice to the U.S. Securities and Exchange Commission (“SEC”) that Shell Midstream Partners, L.P.’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2014, which was filed with the SEC on December 9, 2014, contains information required to be disclosed by Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the US Securities Exchange Act of 1934.

Respectfully submitted,

SHELL MIDSTREAM PARTNERS, L.P.

BY:	SHELL MIDSTREAM PARTNERS GP LLC, its general partner

By:	/s/ Susan M. Ward
Name:	Susan M. Ward
Title:	Vice President and Chief Financial Officer